                                                                       Exhibit 1

Material Change Report dated as of July 18, 2003, including related press release:

                                      * * *
                        GEAC COMPUTER CORPORATION LIMITED

                             MATERIAL CHANGE REPORT




ITEM 1:       REPORTING ISSUER

              Geac Computer Corporation Limited
              Suite 300, Markham Corporate Campus
              11 Allstate Parkway
              Markham, Ontario  L3R 9T8

ITEM 2:       DATE OF MATERIAL CHANGE

              July 18, 2003.

ITEM 3:       PRESS RELEASE

              A press release was issued by Geac Computer Corporation Limited ("Geac") at Toronto on July 18, 2003 and is attached as Appendix "A" hereto.

ITEM 4:       SUMMARY OF MATERIAL CHANGE

              On July 18, 2003, Geac announced that Charles S. Jones, who had been Executive Chairman of the Board of Directors since December of 2000, has been appointed President and Chief Executive Officer of the company, effective immediately. Paul D. Birch has resigned from the role of President and Chief Executive Officer, as well as from the Board. C. Kent Jespersen, a member of the Geac Board of Directors since 2001, will become non-executive Chairman of the Board, effective immediately.

ITEM 5:        FULL DESCRIPTION OF MATERIAL CHANGE

              On July 18, 2003, Geac announced that Charles S. Jones, who had been Executive Chairman of the Board of Directors since December of 2000, has been appointed President and Chief Executive Officer of the company, effective immediately. Paul D. Birch has resigned from the role of President and Chief Executive Officer, as well as from the Board, to pursue buyout opportunities in the software industry. During the next thirty days, Mr. Birch will work with Mr. Jones, the Board and the management team to ensure an orderly transition process. C. Kent Jespersen, a member of the Geac Board of Directors since 2001, will become non-executive Chairman of the Board, effective immediately, assuming Mr. Jones' prior responsibilities for corporate governance. Mr. Jespersen brings more than 20 years of executive leadership and international operations experience to his new position as Chairman of the Board and has extensive corporate governance experience in the Canadian technology and energy sectors.

ITEM 6: RELIANCE ON SECTION 75(3) OF THE ONTARIO SECURITIES ACT OR EQUIVALENT PROVISIONS
              Not applicable.

ITEM 7:       OMITTED INFORMATION

              Not applicable.

ITEM 8:       SENIOR OFFICERS

              For further information, please contact Craig C. Thorburn, Senior Vice President, Mergers & Acquisitions, and Corporate Secretary at the above-noted address or at 416.863.2965.

ITEM 9:       STATEMENT OF SENIOR OFFICER

              The foregoing, together with attachments, accurately discloses the material change referred to herein.

              DATED at Toronto, Ontario as of the 18th day of July, 2003.


                               GEAC COMPUTER CORPORATION LIMITED


                               By:        (signed) Craig C. Thorburn
                                    --------------------------------------------
                                    Name: Craig C. Thorburn
                                    Title: Senior Vice President, Mergers &
                                           Acquisitions, and Corporate Secretary

                                  APPENDIX "A"


GEAC
                                                       NEWS RELEASE
--------------------------------------------------------------------------------

EXECUTIVE CHAIRMAN OF GEAC, CHARLES JONES, ASSUMES POST OF PRESIDENT AND CEO

MARKHAM, ONTARIO - JULY 18, 2003 - Geac Computer Corporation Limited (TSX: GAC), a global enterprise software company for business performance management, today announced that Charles S. Jones, who has been Executive Chairman of the Board of Directors since December of 2000, has been appointed President and Chief Executive Officer of the company, effective immediately.

Paul D. Birch has resigned from the role of President and Chief Executive Officer, as well as from the Board, to pursue buyout opportunities in the software industry. During the next thirty days Mr. Birch will work with Mr. Jones, the Board, and the management team to ensure an orderly transition process.

"On behalf of the entire Board, we are delighted that Charles has agreed to take on this expanded new role. He has played a significant part in guiding management and the Board as Geac returned to profitability, and he has been instrumental in directing Geac's change process by spearheading key acquisitions and by recruiting top-tier industry veterans to lead vital segments within Geac's business," said Board member C. Kent Jespersen. "We wish Paul continued success in his future endeavors."

Mr. Jespersen, a member of the Geac Board of Directors since 2001, will become non-executive Chairman of the Board, effective immediately, assuming Mr. Jones' prior responsibilities for corporate governance. Mr. Jespersen brings more than 20 years of executive leadership and international operations experience to his new position as Chairman of the Board and has extensive corporate governance experience in the Canadian technology and energy sectors. He serves as Chairman, CCR Technologies Ltd. in Calgary, Alberta; Director, Telesystem International Wireless, Inc. in Montreal, Quebec; Director, Axia Netmedia in Calgary, Alberta; and Director, Matrikon, Inc. in Edmonton, Alberta. Mr. Jespersen is also a Past Chairman of the C.D. Howe Institute in Toronto, Ontario, and of the Institute of the Americas in La Jolla, California.

Commenting on his new responsibilities, Mr. Jones stated, "Geac's strategy is unchanged. We will continue to build upon the company's core suite of integrated financial management applications, with new, value-added products that enable customers to improve their short- and long-term business performance. The Board and management team together have designed and executed on this long-term vision for success over the past year and will continue in this critical direction after Paul's departure. It has been a true pleasure, both personally and professionally, working with Paul during our time at Geac. He has been a friend for more than ten years, and I wish him the very best in his new endeavors in the software industry."

Said Mr. Birch, "Charles and I have worked closely over the past few years to design and execute a successful growth strategy at Geac. It has been an honor to be a part of an exceptional management team and Board. I know that I am leaving Geac in very good hands."



ABOUT GEAC

Geac Computer Corporation Limited is a global enterprise software company for business performance management, providing customers worldwide with the core financial and operational solutions and services to improve their business performance in real time. Further information is available at www.geac.com, or through e-mail at info@geac.com.

                                     # # #

This press release may contain forward-looking statements based on current expectations. Important factors that could cause a material difference between these forward-looking statements and actual events include those set forth under the heading "Risk Factors" in Geac's Registration Statement on Form F-4 filed with the United States Securities and Exchange Commission, copies of which are available through the website maintained by the Commission at www.sec.gov and through the website maintained by the Canadian Depository for Securities Limited at www.sedar.com.


FOR MORE INFORMATION, PLEASE CONTACT:

          Sarah Borg-Olivier                       Mark Sherwin
          Investor Relations                       Media Relations
          (416) 367-5000                           (416) 966-7560 ext. 423
          sborg-olivier@barnesir.com               marks@corpworldgroup.com


          Melody Firth
          Investor Relations, Geac
          (905) 475.0525 Ext. 3325
          melody.firth@geac.com